GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69460

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GX2 Spread Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

190 S. LaSalle Street, Suite 1950

(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Jaberg	**(312) 471-6302**	djaberg@gx2spreadmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schultz & Chez, LLP

(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 1350	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)
05/05/2009		3546	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jaberg _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GX2 Spread Markets,LLC _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



"OFFICIAL SEAL"
THOMAS W ALLEN
Notary Public - State of Illinois
My Commission Expires June 15, 2027

Signature: _____

Title:
President & CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

---

141 W. Jackson Boulevard, Suite 1350
Chicago, Illinois 60604
Main: (312) 332-1912

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To those Charged with Governance and the Member of
GX2 SPREAD MARKETS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GX2 Spread Markets, LLC (the Company), as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and computation of net capital per uniform net capital rule 15c3-1, computation for determination of reserve requirements and information for the possession or control requirements pursuant to rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing the procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 27, 2024

GX2 SPREAD MARKETS, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	2,549,259
Receivable from clearing brokers		2,395,564
Other assets		203,083
TOTAL ASSETS	$	5,147,906

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	476,172
Total liabilities		476,172
Member's equity		4,671,734
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,147,906

See accompanying notes.

GX2 SPREAD MARKETS, LLC

Statement of Income

Year Ended December 31, 2023

Revenues		
Firm Trading	$	7,505,157
Agency transaction revenue		847,087
Other income		149,413
Total revenue		8,501,657
Expenses		
Employee compensation and benefits		819,155
Commission, clearing and other execution costs		1,653,687
Information and technology		3,502,950
Professional fees		165,008
Occupancy and utilities		166,510
Administrative fees		216,600
Communications		13,429
Regulatory fees		32,348
Other		53,724
Total expenses		6,623,411
NET INCOME	$	1,878,246

See accompanying notes.

GX2 SPREAD MARKETS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2023

Balance, December 31, 2022	$	5,218,488
Capital contributions		-
Capital withdrawals		(2,425,000)
Net income		1,878,246
Balance, December 31, 2023	$	4,671,734

GX2 SPREAD MARKETS, LLC

Statement of Cash Flows

Year Ended December 31, 2023

OPERATING ACTIVITIES

Net income	$	1,878,246
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearings brokers		182,995
Other assets		(74,956)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		179,194
Net cash provided by operating activities		2,165,479

FINANCING ACTIVITIES

Member contributions		0
Member withdrawals		(2,425,000)
Net cash used in financing activities		(2,425,000)
Net increase in cash and cash equivalents		(259,521)

CASH - BEGINNING OF YEAR   2,808,780

CASH - END OF YEAR $ 2,549,259

Supplemental cash flow information:		
Cash payments for interest	$	0
Cash payments for income taxes	$	0

See accompanying notes.

5

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023

(1)   *NATURE OF BUSINESS*

GX2 SPREAD MARKETS, LLC (the "Company"), an Illinois Limited Liability Company, offers treasury aggregation and algorithmic execution on a principal, a riskless principal, and an agency basis on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of GX2 Systems, LLC.

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities and Futures Transactions
Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment to the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2023.

(3)   INCOME TAXES

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(4)   FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(4)   FAIR VALUE MEASUREMENTS (continued)

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2023, the Company had no open financial instruments. At December 31, 2023, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5)   CONCENTRATIONS OF CREDIT RISK

At December 31, 2023, the Company had significant concentrations of credit risk which consisted of a cash bank balance at a financial institution located in Chicago which exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $2.3 million (representing approximately 49% of total firm equity) and deposits with four of the Company's clearing firms approximating 23%, 12%, 12% and 5% (collectively 52%) of the total firm equity. The Company's management monitors the credit worthiness of these institutions.

(6)   REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company had net capital and net capital requirements of $4,468,651 and $250,000, respectively, and had no customer accounts.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(7)   RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2023, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7) *RECENTLY ISSUED ACCOUNTING STANDARDS (continued)*

The Financial Accounting Standards Board (FASB) accounting standard ASC 842, Leases, governs the accounting and reporting of leases by lessees. This standard generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2023.

(8) *RELATED PARTY TRANSACTIONS*

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during the period totaled $3,724,956.

(9) *EMPOYEE BENEFIT PLAN COVERAGE*

Eligible employees of the Company are covered under a 401(k) profit-sharing plan (the Plan) sponsored by an affiliate. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. During the year ended December 31, 2023, matching contributions totaled $11,250.

(10) *COMMITMENTS, CONTINGENCIES AND GUARANTEES*

At December 31, 2023, the Company does not have any commitments, contingencies or guarantees that would result in a loss or a future obligation.

(11) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 27, 2024, which is the date the financial statements were available to be issued. South Street Securities Holdings, Inc. has acquired all of the equity interests of the Company and it's parent, effective January 4, 2024. On January 24, 2024, $200,000 was withdrawn from the Company by its parent.

SUPPLEMENTARY INFORMATION

GX2 SPREAD MARKETS, LLC

Computation of Net Capital, per Uniform Net Capital Rule 15c3-1

December 31, 2023

NET CAPITAL

Member's equity	$	4,671,734
LESS:		
Non-allowable assets - Other Assets		(203,083)
NET CAPITAL BEFORE HAIRCUTS		4,468,651
Haircuts on securities		-
NET CAPITAL	$	4,468,651

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of 1/15th of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	4,218,651

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2023

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 W. Jackson Boulevard, Suite 1350
Chicago, Illinois 60604
Main: (312) 332-1912

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GX2 SPREAD MARKETS, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GX2 SPREAD MARKETS, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) stated that it filed its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging in Non-Covered Firm activities (proprietary trading), and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Schultz & Chez, LLP

Chicago, Illinois
February 27, 2024

GX2 Spread Markets, LLC
190 S. LaSalle Street
Suite 1950
Chicago, IL 60603
312 471-6300



Rule 15c3-3 Exemption Report
December 31, 2023

GX2 Spread Markets, LLC (the "Firm") is a broker-dealer registered with the SEC, FINRA, CBOE and the NFA and is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Firm engages exclusively in Non-Covered Firm activities and the Firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2023, without exception.

The above statements are true and correct to the best of my knowledge and belief.

_____
Signature

David W. Jaberg_____
Name

President & CEO_____
Title

2/27/2024_____
Date